PE 12/26/2013

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 04 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005496

March 4, 2014

Joel T. May
Jones Day
jtmay@jonesday.com

Act: 1934
Section:
Rule: 14a-8 (DPS)
Public
Availability: 3-4-14

Re: Verizon Communications Inc.
Incoming letter dated December 26, 2013

Dear Mr. May:

This is in response to your letters dated December 26, 2013 and January 29, 2014 concerning the shareholder proposal submitted to Verizon by Robert A. Rehm. We also have received letters on the proponent's behalf dated January 20, 2014 and February 14, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

March 4, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 26, 2013

The proposal requests that the board take the steps necessary to adopt a policy that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes. The proposal also describes when the policy would, and would not, apply.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain when the requested policy would apply. In this regard, we note that the proposal provides that preliminary voting results would not be available for solicitations made for "other purposes," but that they would be available for solicitations made for "other proper purposes." Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Verizon relies.

Sincerely,

Tonya Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

14 February 2014

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By Electronic mail

Re: Shareholder proposal to Verizon Communications Inc. from Robert A. Rehm

Dear Counsel:

I write on behalf of Robert A. Rehm in response to the further letter from counsel for Verizon Communications Inc. ("Verizon" or the "Company") dated 29 January 2014 (the "Second Letter") in which Verizon purports to reply to the letter from Mr. Rehm's undersigned counsel. For the reasons set forth below, we once again respectfully ask the Division to deny the requested no-action relief.

Verizon offers nothing new to bolster its "substantially implemented" challenge. However, and in violation of the 80-day deadline in Rule 14a-8(j), Verizon raises a host of new arguments about "ordinary business" and "vagueness" that were available to Verizon prior to the 80-day deadline. Despite Verizon's knowing disregard of Rule 14a-8(j), in this second response letter we answer the two new exclusions and arguments raised in the Second Letter.

I. The Integrity of the Proxy Voting Process

The strategy in Verizon's first letter was to mischaracterize Mr. Rehm's proposal in order to make a "substantially implemented" argument that we have answered. Perhaps stung by our temerity in pointing out that fact, Verizon responds by charging that Mr. Rehm of fails to grasp "the technical aspects of the actual proxy voting process." Second Letter at 1. This assertion tees up a (largely unnecessary) exegesis about how interim vote reports are compiled in uncontested proxy solicitations for share owners who hold through banks and brokers, how there may be a separate tabulation sought of registered shareholders, etc. Second Letter at 2. At the end of this overly long wind-up, we arrive at the crux of Verizon's argument, namely, that Verizon somehow "has an obligation to monitor the vote and solicit votes" that "does not end once a quorum has been achieved" and that the Rehm proposal somehow "jeopardizes the objectives" of certain NYSE rules and the "goals" of the Commission's proxy plumbing concept release (Second Letter at 3) (emphasis in original). As we now demonstrate, however, this argument simply strings together a series of bromides that, even taken as a whole, do not support the conclusion Verizon asserts.

We begin with the proxy plumbing concept release in which the Commission noted the need for "accuracy, reliability, transparency, accountability and integrity" of the U.S. proxy voting system.[1] Mr. Rehm has no argument with that proposition. Indeed, his proposal explicitly aims to *enhance* the integrity of the proxy voting system by extending Verizon's current confidential voting policy to further mitigate potential conflicts of interest between management and shareholders on uncontested voting items, particularly those of direct personal benefit to senior executives (*e.g.*, the annual say-on-pay referendum, approval of Long Term Incentive Plans, shareholder proposals on senior executive compensation practices). The supporting statement is quite explicit in this respect:

> The NYSE Listed Company Manual observes that "an increasing number of important corporate decisions are being referred to shareholders for their approval. . . . The Exchange encourages this growth in corporate democracy.
>
> However, we believe "corporate democracy" is distorted if, in close elections, senior executives can influence the outcome of votes on executive compensation by monitoring voting results and using corporate resources to solicit the votes needed to win.

Verizon also cites two rules from the NYSE Listed Company Manual that shareholders should have "a convenient method of voting, with adequate disclosure" on matters that may arise at shareholder meetings (Rule 402.04) and that the quorum requirement "for any meeting of the holders of common stock should be sufficiently high to insure a representative vote" (Rule 310.00). From these rules, which stress ease of voting and a "representative vote," Verizon concocts an argument that the rules *"suggest"* that Verizon has "an obligation to monitor the vote and to solicit votes" that "does not end once quorum has been achieved" (italic

---

[1] *See* Concept Release on the U.S. Proxy System, Exchange Act Release No. 34-62495, at 7 (14 July 2010).

added; otherwise emphasis in original). No such "suggestion" can be found in the cited rules, however, nor even in a penumbra that counsel may see as emanating from those rules.

Verizon (and its corporate predecessors) have been listed on the New York Stock Exchange and been subject to NYSE rules for many decades. Verizon presumably drafted its current quorum requirements so as to comply with NYSE rules and to assure that a "representative vote" will take place. Differently put, Verizon appears to believe that the existing quorum requirements *will* assure that a representative vote does occur – and the Rehm proposal does nothing to prevent Verizon from monitoring the attainment of a quorum at levels that Verizon deems compliant with NYSE rules. Nothing in the Rehm proposal bars Verizon from seeking to assure that a quorum, once initially attained, continues to exist, so there is no basis for Verizon's suggestion that the Company somehow has to stop monitoring or soliciting once a quorum is first sighted. Indeed, the Rehm proposal explicitly reserves to Verizon the "ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes."

In short, Verizon's arguments are irrelevant at worst and unpersuasive at best – and could easily have been presented by the 80-day deadline in Rule 14a-8.

II. <u>The "Ordinary Business" Objection.</u>

We turn now to the first of Verizon's two new arguments, namely that the proposal constitutes "ordinary business" and may be excluded from the proxy on that ground. We answer as follows.

A. The Proposal Raises a Significant Policy Issue –
<u>The Integrity of the Shareholder Voting Process.</u>

Verizon opens this argument by largely rehashing the points in the first part of this letter, only now we are told that the Rehm proposal involves "micro-management" and would "impede the Company's ability to participate in a carefully orchestrated voting process." Second Letter at 4-5. This argument do not withstand scrutiny.

First, and to its credit, Verizon acknowledges (at 4) that the Division has long maintained a clear position that safeguarding the confidentiality of the proxy voting process does not relate to ordinary business operations. In *Mobil Oil Corp.* (28 February 1990), the Division confronted a proposal to ensure that "the voting of all proxies, consents and authorizations be kept permanently confidential . . . and the receipt and tabulation of such votes be by an independent third party." The

Division denied no-action relief that had been sought on "ordinary business" grounds. A similar proposal that year was also held not to present "ordinary business" issues. *See Amoco Corp.* (14 February 1990).

Nothing has changed since that time, which forces Verizon to make the bold assertion that the Rehm proposal "does not concern confidential voting at all" (Second Letter at 3). This is a stretch. The Rehm proposal is logically intertwined with the core policy goal that underlies Verizon's existing secret ballot policy, namely, the integrity of the voting process prior to the time of the annual meeting. The Rehm proposal is thus fully in sync with *Mobil Oil Corp.*, and both proposals go to the heart of the integrity of Verizon's proxy voting system. Mr. Rehm's proposal poses a very basic policy choice about the "rules of the game." The secret ballot safeguards the proxy voting process – and individual shareholders – from one form of potential manipulation (and potential coercion); Mr. Rehm's proposal is similar in that it seeks to safeguard the integrity of the proxy voting process from a lesser but still extant risk of manipulation and conflicts of interest.

If there is any doubt that confidential voting is the topic here, that doubt removed by the first sentence of the supporting statement, which aligns with the rationale for confidential voting policy in *Mobil Oil Corp.*:

> Although "confidential voting" rules guarantee a secret ballot, unlike governmental elections, corporate officers are able to monitor voting results and take active steps to influence the outcome – even on matters, such as ratification of stock option and other executive compensation plans, where they have a direct personal stake in the outcome.

At least within the context of the American political system, it is generally agreed and understood that neither incumbents nor challengers should have access to actual running vote tallies while the polls remain open. They are free to make additional solicitations during that time and engage in efforts to "get out the vote," but the integrity of the voting process contemplates not just a secret ballot, but also restrictions to access on just how the ballots are running before the polls close.[2]

Thus, the Rehm proposal deals with a substantial policy issue, namely, the integrity of the shareholder voting process. The most plausible reason why Verizon's management and board may support the current system seems obvious: "We need to know how the votes are running so if we're losing, we can get on the

[2] To the inevitable rejoinder that voting in the political process differs from the shareholder voting process, that is an argument on the merits that Verizon is free to make in a statement opposing adoption of the Rehm proposal.

phone with shareholders, and we'll have a good idea of how many votes we need to switch." If there is a neutral principle at work here (behind vague abstractions such as an "obligation to monitor the vote" or communicate with shareholders, neither of which the proposal impedes), it is not spelled out in the Company's letter.

This overarching policy issue removes the Rehm proposal from the realm of no-action letters that Verizon cites (at 4), which involve the nuts-and-bolts operation of an annual meeting (*e.g.*, the location, the right to ask questions, whether the meeting is web-cast, the presentation of shareholder proposals) that have historically varied widely from company to company. See *Mattel, Inc.* (14 January 2014) (proposal for a particular procedure during question-and-answer section of an annual meeting, noting "[p]roposals concerning the conduct of shareholder meetings generally are excludable"). The Rehm proposal is not about the conduct of the annual meeting – it is about the conduct of the voting process that leads up to the annual meeting.

This point answers Verizon's argument that the Rehm proposal involves "an issue raised by the annual meeting process." Second Letter at 4. The same could be said, however, of the confidential voting process in *Mobil Oil Corp.*, which Verizon apparently accepts as valid precedent. The fact that Verizon's independent tabulators currently reveal "the running tally of votes for and against" to company management is no more part of the "annual meeting process" than is the fact that the independent tabulators do not share the identity of the individual votes with management. In both cases, the core policy concern is the integrity of the proxy voting process – and avoiding a conflict of interest between management and shareholders – *in the period preceding* (and apart from) the ordinary business of administering the annual shareholders meeting.

B. Verizon Remains Free to Communicate with Shareholders.

The Company's litany of objections continue with the charge that the Rehm proposal seeks to restrict communications with shareholders – and does so on ordinary business matters. Second Letter at 5-6. That is blatantly inaccurate. Nothing in the Rehm proposal limits Verizon's ability to communicate with its shareholders and to urge a "yes" vote on the management proposals.

The Rehm proposal explicitly allows continued management access to running tallies of "the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes."[3] The Rehm proposal simply

[3] The third paragraph of the proposal states: "This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. *Nor shall this proposal impede the Company's ability to*

eliminates the ability of management to use insider information on interim voting results ("the running tally of votes for and against") to engage in targeted solicitations aimed at changing the outcome – and having the benefit of knowing how much targeted solicitation may be needed to affect the outcome.

If anything, the Rehm proposal encourages communication between the board and shareholders generally. If management finds from conversations with shareholders that there is concern with one proposal or another, management can use that information to explain its position more fully in supplemental soliciting materials that will be available to all shareholders on EDGAR or otherwise.

This point addresses Verizon's claim (at 5) that the Rehm proposal is establishing "procedures for communication." The charge is no more accurate in this context that it would have been as to the confidential voting policy at issue in *Mobil Oil Corp.* The Rehm proposal leaves Verizon free to talk to as many or as few shareholders as Verizon sees fit, using whatever "procedures" it sees fit. The only change is that Verizon could not make that determination based on inside information that lets management know how many votes it may have to swing.[4]

Finally, and perhaps swept away by its own rhetoric, Verizon goes so far as to claim (at 6) the proposal imposes a "gag order" on Verizon. Here counsel appears to give away the game. According to the study of Yale Law School Professor Listoken that is cited in the supporting statement, the current situation creates "information asymmetry" that benefits management; without that information asymmetry, the fear is that senior executives will be less successful in being able to influence or swing the vote, particularly with respect to what are typically uncontested votes on their own compensation. Unfortunately for Verizon, a proposal that seeks to mitigate this inherent principal/agent problem by enhancing the integrity of the proxy voting process is not tantamount to a "gag order," and it is certainly not micro-managing ordinary business operations.

III. <u>The "Vague" and "Misleading" Objection.</u>

Although Verizon's counsel headlines his (i)(3) argument as a rejoinder to Mr. Rehm's initial response, the argument proceeds to dump an entirely new set of

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monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes" (emphasis added).

[4] Because the Rehm proposal does not limit communications with the shareholders, Verizon cannot plausibly rely on no-action determinations indicating that proposals seeking to establish procedures for communicating with shareholders must be confined to communications on non-ordinary business matters. Second Letter at 6.

arguments on the table. We will take these in turn, while incorporating by reference the arguments in our initial response.[5]

A. Solicitations for "Other Proper Purposes."

Verizon begins by claiming that the Rehm proposal is fatally vague and misleading because it makes an exception for solicitations aimed at achieving a quorum and "for other proper purposes." Verizon takes umbrage at the implication that there might be something "improper" or "illicit" about the Company's conduct. Second Letter at 7. This reads too much into the choice of words. Does Mr. Rehm think it is bad policy for Verizon's management to use insider information to figure out how many votes they need to swing proposals that can have a direct bearing on their compensation, *e.g.*, LTIP approval. Well, yes: Mr. Rehm clearly believes that this is not a good policy, and there is empirical evidence to support his view. Indeed, the supporting statement offers the following summary of a quantitative study on the topic from a Yale Law School professor:

> Management-sponsored proposals (the vast majority of which concern the approval of stock options or other bonus plans) are *overwhelmingly more likely to win a corporate vote by a very small amount than lose by a very small amount* – to a degree that cannot occur by chance."
>
> "The results [data on close proxy votes] indicate that, at some point in the voting process, management obtains highly accurate information about the likely voting outcome and, based on that information, acts to influence the vote," concluded Yale Professor Yair Listokin's 2008 study ("Management Always Wins the Close Ones," the *American Law and Economics Review*).
>
> Professor Listokin based his conclusion on more than 13,000 management-sponsored resolutions over a seven-year period, a majority of which related to approval of executive compensation. . . .

Verizon's Board is certainly free to argue that continuing the current practice is entirely "proper" – but that argument belongs in an opposition statement addressed to their shareholders. The propriety of this loophole in the Company's confidential voting policy is the entire crux of the debate over Mr. Rehm's proposed

[5] One searches Verizon's Second Letter in vain for an explanation about why counsel deemed the language of the Rehm proposal to be perfectly clear prior to the deadline for seeking no-action relief, yet subsequently decided that numerous words and phrases were not merely vague or misleading, but "materially" so in violation of federal securities laws.

policy – and certainly no reason that shareholders should be denied an opportunity to vote on it.[6]

Verizon next argues that the wording of the exception for achieving a quorum "or for other proper purposes" might lead shareholders to believe that although management and the board would be able to monitor interim tallies for those purposes, with respect to ensuring a quorum, they could actually not solicit voting. Second Letter at 7. This interpretation of the proposal is at odds with the plain language of the proposal, and Verizon offers no reason to believe that shareholders would read the sentence in such a counterintuitive fashion.

The proposal states that nothing in the proposed policy shall "impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes." The clear implication is that the proposal anticipates Verizon will indeed "monitor the number of votes cast" and use that information to solicit voting, if needed. Moreover, despite Verizon's assertion to the contrary, the Rehm proposal does not prohibit solicitations or communications by the Company in any way.

Without conceding that counsel's reading of the sentence is reasonable, should the Division conclude that the sentence is materially vague or misleading, Mr. Rehm would be willing to modify the final clause of the sentence by changing the word "or" to "and," and by adding the words "that and" after "solicitations," thereby entirely curing the allegedly misleading language. With that minor change in wording, the sentence would read: "Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum *and* to conduct solicitations for *that and* other proper purposes." (Suggested new words in italic).

B. Alleged Internal Contradictions.

Verizon's counsel next contends that the proposal is "contradictory on its face" because the confidentiality of interim voting results would be "mandatory" for the election of directors, but then states it "shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion." Second Letter at 7. This is clearly inaccurate. There is no language in the proposal stating that the policy would apply to the election of directors. In fact, the proposal's second paragraph explicitly delineates the proxy voting matters that should be covered by the policy. In addition to this affirmative list, it then explicitly states, as Verizon's counsel acknowledges, that the policy "shall not apply to elections of directors ...

[6] Indeed, one might speculate that Verizon's real concern here is not that shareholders will be misled by the Rehm proposal, but that they will understand it all too well.

except at the discretion of the board." It is probably not possible for a shareholder proposal to be any more clear and explicit. Verizon's argument that this is "contradictory on its face" is obviously, and to be charitable, unsupported by the text.

Verizon's next objection returns to its opening refrain that the proposal "misunderstands the proxy voting process" and "can also be excluded because its failure to account for the technical aspects of the actual practice of the proxy voting process is materially misleading." Even if it were possible to do so within the 500-word limit, the proposal does not characterize or seek to explain the "proxy voting process." It simply proposes that the "outcome of votes cast ... including a running tally of votes for and against," should be confidential prior to the annual meeting. Although counsel's description of the behind-the-scenes mechanics for aggregating and reporting voting tallies is informative, it is as irrelevant to Mr. Rehm's proposed policy as it is to a secret ballot policy. As noted above and in our initial response, Verizon has an independent tabulator appointed to ensure the identities of shares voted are not disclosed to the management or Board. How Broadridge and other proxy voting intermediaries get the votes into the tabulator's hands (via an "omnibus proxy by Broadridge," Verizon's counsel informs us), is behind-the-scenes detail that can accommodate Mr. Rehm's proposed policy – just as it already accommodates the traditional secret ballot policy. The proposal is certainly not "materially false and misleading" because it doesn't describe the proxy voting system from soup to nuts, which in any event is impossible given the 500-word limit.

C. <u>Alleged Failure to Define Key Terms.</u>

Unfortunately, we are not done yet, as Verizon serves up a last-ditch potpourri of objections about "key terms" that are supposedly not defined.

• <u>"Running tally of votes for and against."</u> Verizon's counsel does not actually question whether shareholders will understand what these words mean (which, of course, they will), but instead asserts the opinion that Mr. Rehm should have accounted for "abstentions and broker non-votes" in the policy. What of it? If the Rehm proposal receives majority support from shareholders, and Verizon's board decides to implement the proposal, it is entirely within the board's discretion to make the policy stricter and protect the confidentiality of interim tallies of abstentions and broker non-votes as well. If the Board believes that the failure to keep the tally of abstentions and broker non-votes confidential is a reason to reject the proposal, it can make that argument in its statement of opposition.

• <u>"Other proper purposes."</u> This is another rehash of an argument we addressed above. The cited words appear in the final sentence of the proposal, which states that nothing in the proposed policy shall "impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other *proper purposes.*" Verizon's counsel once again perceives a negative implication and once again objects that this suggests that Verizon's current practice of using the interim vote tallies to target solicitations may not be "proper." That is a matter of opinion best left for shareholders to decide. The proposal itself leaves the decision about a future "proper purpose" to the board's discretion, since the Proponent cannot claim to know all the future circumstances that might justify a Board decision to monitor the vote and conduct a solicitation.

• "Uncontested matters." It seems perfectly clear in the context of the proposal that "uncontested matters" are those proxy voting items that are not contested by an independent solicitation. Even if this would not be clear to every shareholder out of context, the very next sentence of the proposal expressly lists the voting items that would be subject to the proposed policy, thereby removing any potential ambiguity. The sentence reads:

> This enhanced confidential voting requirement should apply to (i) management-sponsored or Board-sponsored resolutions seeking approval of executive compensation arrangements or for other purposes, including votes mandated under NYSE rules; (ii) proposals required by law, or the Company's Bylaws, to be voted on by shareholders (e.g., say-on-pay advisory votes); and (iii) shareholder resolutions submitted for inclusion in the proxy pursuant to SEC Rule 14a-8.

IV. The Proposal Has Not Been Substantially Implemented.

After a nine-page slog through a brand new set of arguments, page 10 of the Second Letter brings us to a half-hearted attempt by Verizon to resuscitate its "substantially implemented" challenge. There is nothing new here, just a recapitulation of the prior view that management would find the proposed policy to be inconvenient and contrary to its interests. That is the sort of argument best saved for the Company's statement in opposition.

Finally, Verizon reiterates (at 10-11) that "the Company has made a concerted effort to address the essential objective of the proposal." The only way that Verizon can make this argument is by mischaracterizing the "essential objective" of the Rehm proposal, and we have nothing to add to what we said in our prior letter, which demonstrated the chasm between the two positions. Verizon's current policy allows management in all cases to use inside information about how an ongoing shareholder vote is proceeding; Mr. Rehm's proposal would bar management in all cases from having access to pre-meeting tallies of votes for and against. The "essential objective" of the Rehm proposal is thus quite different from Verizon's vision of how the proxy voting process should operate.

Conclusion.

Accordingly, we ask the Division not to waive the 80-day deadline and to advise Verizon that it will not consider the Company's untimely arguments. On the merits, we submit that Verizon has not carried its burden of showing that the proposal has been substantially implemented and is therefore excludable under Rule 14a-8(i)(10); that the proposal is materially false and misleading in violation of Rule 14a-9 and is therefore excludable under 14a-8(i)(3); or that the proposal relates to "ordinary business operations" and is therefore excludable under Rule 14a-8(i)(7). Accordingly, we respectfully ask you to advise Verizon that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if any additional information would be helpful.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Joel T. May, Esq.
Mary Louise Weber, Esq.

JONES DAY

1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053

TELEPHONE: +1.404.521.3939 • FACSIMILE: +1.404.581.8330

DIRECT NUMBER: (404) 581-8967
JTMAY@JONESDAY.COM

JP219180 January 29, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 205049

Re: Verizon Communications Inc. – Supplemental Response Letter Relating to Exclusion of Shareholder Proposal Entitled "Confidential Voting on Uncontested Proxy Matters"

Ladies and Gentlemen:

We refer to our letter dated December 26, 2013 (the "December 26 Letter") pursuant to which we requested on behalf of our client Verizon Communications Inc., a Delaware corporation (the "Company"), that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by Robert A. Rehm (the "Proponent"), may be properly omitted pursuant to Rules 14a-8(i)(10) and 14a-8(i)(3) from the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of shareholders (the "2014 Proxy Materials").

This letter is in response to the letter to the Staff, dated January 20, 2014 (the "Proponent Letter") submitted by Cornish F. Hitchcock on behalf of the Proponent and supplements the December 26 Letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being delivered to Mary Louise Weber, Assistant General Counsel, Verizon Communications Inc., at mary.l.weber@verizon.com and to the Proponent at bobbelex@yahoo.com and to Mr. Hitchcock at conh@hitchlaw.com.

For the reasons set forth below, the Company asserts, in addition to the arguments made in its December 26 Letter, that the Proposal may be excluded from the 2014 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations. Moreover, the Company reasserts that the Proposal may be excluded from the 2014 Proxy Materials (1) pursuant to the provisions of Rule 14a-8(i)(3) as it is materially false and misleading and (2) pursuant to Rule 14a-8(i)(10) as the Proposal has been, to the extent reasonably practicable, substantially implemented by the Company.

I. The Proponent Misconstrues the Proxy Voting Process

As is typical practice in connection with shareholder proposals, the Company engaged the Proponent over email in an effort to negotiate the withdrawal of the Proposal in light of the Company's adoption of its Policy on Interim Vote Tallies. These discussions, together with the Proponent Letter, demonstrate that the Proponent fails to account for the technical aspects of the actual proxy voting process, which ultimately prevented a negotiated withdrawal of the Proposal.

The Proposal appears to relate to interim voting information provided by Broadridge Financial Solutions, Inc. ("Broadridge"), in its capacity as agent for its bank and broker clients. As discussed in our December 26 Letter, the information provided by Broadridge is typically referred to as an "interim vote report." The nature of an interim vote report depends entirely upon the type of solicitation taking place. In an uncontested proxy solicitation, an interim vote report refers to an omnibus proxy that Broadridge provides to public companies on behalf of its bank and broker-dealer clients that reflects the aggregated voting instructions that it has solicited from a company's beneficial owners on behalf of, and as agent for, such bank and broker-dealer clients. In the case of an uncontested proxy solicitation, the interim vote report is not a "tally" of votes for and against a proposal, but instead serves as an actual proxy (*i.e.*, it represents actual votes) submitted on behalf of banks and broker-dealers based on the voting instructions received at the time the proxy, or the interim vote report, is prepared. The information in the interim vote report includes votes for and against a particular proposal, as well as abstentions and broker non-votes. In the case of the election of directors, it may include withhold votes if the relevant company hasn't adopted a majority voting standard for the election of directors, and in the case of the vote required by Rule 14a-21(b), it includes options that allow a shareholder to vote to have the required say on pay vote every one, two or three years as required by law.

The omnibus proxy provided by Broadridge usually lists the identity of the banks and brokers on whose behalf the proxy is being submitted, as well as the number of votes that have been cast with respect to the proposals at issue. The interim vote report aggregates this information across all of the broker-dealers and banks on whose behalf Broadridge acts as an agent. In a typical proxy solicitation, Broadridge would provide such an interim vote report beginning 15 days prior to the shareholder meeting, then again provide an updated report ten days prior to the meeting, and then provide a daily report until the day of the meeting itself. Brokers and banks provide this information to an issuer (through Broadridge as their agent) in order to fulfill their obligations under Rule 14b-1 and Rule 14b-2 under the Securities Exchange Act of 1934 (the "Exchange Act") and the rules of the New York Stock Exchange ("NYSE"), which generally require that they distribute proxy materials to their beneficial owner clients, collect the voting instructions of such clients and vote in accordance with such instructions. Although these interim vote reports do not include the votes of registered shareholders of an issuer's securities, an issuer client may separately request that Broadridge act as a tabulator for proxy solicitation and therefore provide such information about the votes of registered shareholders.

Interim vote reports do represent the vast majority of shares held in the United States, but they do not reflect all of the votes that an issuer may receive during a proxy solicitation. Besides interim vote reports, companies can also receive a summary of votes from an issuer's registered shareholders or, in the case of an independent tabulator, a report that includes all of the registered votes in addition to the votes provided by Broadridge on behalf of, and as agent for, its bank and broker clients. These summaries or reports are typically collected by an issuer's transfer agent or its proxy tabulator. If Broadridge were to act as a tabulator for the Company, it would prepare a tabulation report that included all of the votes received as of the date of the reports – including votes of registered shareholders and votes from the beneficial owner clients of banks and brokers. This tabulation report is a company-requested separate report from the interim vote report that is provided to the Company by Broadridge upon the request of its bank and broker-dealer clients.

As discussed in the Staff's 2010 Concept Release on the U.S. Proxy System, the "accuracy, reliability, transparency, accountability and integrity" of the U.S. proxy system are of considerable importance to U.S. public companies and their shareholders.[1] The importance of this process is also reflected in Rule 402.04 of the NYSE Listed Company Manual, which specifically requires listed companies to solicit proxies for all meetings of shareholders, the purpose and intent of which is "to afford shareholders a convenient method of voting, with adequate disclosure, on matters which may be presented at shareholders' meetings."[2] In addition, Rule 310.00 of the NYSE Listed Company Manual states NYSE's opinion that "the quorum required for any meeting of the holders of common stock should be sufficiently high to insure a representative vote."[3] This concept of a representative vote, combined with NYSE's mandate in Rule 402 to solicit proxies to afford shareholders a convenient method of voting, suggest that the Company's obligation to monitor the vote and solicit votes does **not** end once quorum has been achieved. Instead, the NYSE rules suggest that the Company should continue to solicit votes in order to provide a convenient method of voting and achieve a representative vote. In short, the proxy process is a carefully orchestrated process that requires all parties to operate together to assure that a company is able to conduct a transparent and accurate vote. The Company believes that the Proposal jeopardizes the objectives of the NYSE rules and the goals set forth in the Proxy Plumbing Release by restricting the Company's access to this information and eliminating the transparency of the voting process.

II. The Proposal Deals with Matters Related to the Company's Ordinary Business Operations

The Proposal may be excluded under Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business operations." The term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations."[4] The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[5] The Commission has outlined two central considerations when determining whether a proposal relates to ordinary business operations. The first consideration is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[6] As discussed below, both considerations support the exclusion of the Proposal under the ordinary business operations exception.

While the Proposal's title claims to be focused on "confidential voting", the Proposal itself does not concern confidential voting at all. It in fact relates to the ordinary course communications and processes in connection with an annual meeting of shareholders, all of which must be carefully orchestrated in connection with the proxy voting process as discussed above. The Proposal may be excluded under Rule 14a-8(i)(7) based on numerous no-action letters that the Staff has issued to companies facing shareholder proposals that,

[1] *See* Concept Release on the U.S. Proxy System, Exchange Act Release No. 34-62495 (July 14, 2010) (the "Proxy Plumbing Release") at page 7.
[2] *See* NYSE Listed Company Manual, Section 402.04.
[3] See NYSE Listed Company Manual, Section 310.00.
[4] Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").
[5] *Id.*
[6] *Id.*

like the Proposal, attempt to address a corporate governance or policy issue raised by the annual meeting process but fail to focus on issues beyond the core ordinary business matters to which the proposals relate.[7] For example, the Staff has allowed the exclusion of shareholder proposals that seek to foster greater shareholder access to the important events that take place at annual shareholder meetings through the use of web casting and similar techniques;[8] proposals seeking to address inequities in how the location of annual meetings are selected;[9] shareholder proposals seeking to ensure that shareholders can hold boards accountable through the right to ask questions and present proposals at annual meetings of shareholders;[10] and proposals seeking a report regarding, among other things, a company's implementation of shareholder proposals.[11]

The Proposal seeks to micromanage proxy solicitation decision making, and is distinguishable from general confidential voting provisions.

As we noted in our December 26 Letter, the Proposal is meaningfully distinct from shareholder proposals concerning confidential voting on which the Staff has previously taken the position cannot be excluded from proxy materials in reliance on Rule 14a-8(i)(7). For example, we recognize that the Staff has taken the position that proposals seeking to address confidential voting more generally raise significant policy issues.[12] The proposal addressed in those letters simply sought to restrict a company's access to information regarding how individual shareholders voted and encourage the use of independent tabulators.

In contrast, the Proposal here does not simply ask that the Company adopt a confidential voting policy and use an independent proxy tabulator, both of which the Company already has done. It asks the Company to do three things, two of which clearly interfere with ordinary business matters and the convenient and orderly conduct of the annual meeting. First, the Company is asked to "adopt a policy." Second, the Company is asked that the policy include a provision that would prohibit management and the Board from having access to "the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against." Third, the Company is asked that the policy also include a provision that prevents management and the Board from using the information covered by the policy "to solicit votes." The restrictions in the second and third requests would apply to (i) management sponsored or Board-sponsored

[7] *See generally Peregrine Pharmaceuticals* (July 16, 2013) (granting relief to exclude proposal that required Peregrine to answer investor questions that relate to the operations of the company on every public company conference call in the manner specified in the proposal on the basis that proposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under Rule 14a-8(i)(7)).
[8] *See e.g., Con-way Inc.* (January 22, 2009) (granting relief under Rule 14a-8(i)(7) on the basis that proposal requesting that "the board of directors take the necessary steps to ensure that future annual shareholder meetings be distributed over the internet using webcast technology" related to ordinary business matters, (*i.e.*, shareholder relations and the conduct of annual meetings)).
[9] *See e.g., Ford Motor Company* (January 2, 2008) (granting relief under Rule 14a-8(i)(7) on the basis that proposal that would require that Ford "hold annual meetings in the Dearborn, Michigan area" related to Ford's ordinary business operations (*i.e.*, the location of Ford's annual meetings)).
[10] *See e.g., Bank of America Corporation* (February 16, 2006) (granting relief under Rule 14a-8(i)(7) on the basis that proposal requesting that "all stockholders shall be entitled to attend and speak at any and all annual meetings of stockholders" related to Bank of America's ordinary business operations (*i.e.*, conduct of annual meetings)).
[11] *See e.g., IDACORP, Inc.* (December 10, 2007) (granting relief under Rule 14a-8(i)(7) on the basis that proposal requesting "that the company's board of directors provide a report in its next proxy statement on 'the process of submission, introduction, presentation, and approval and carrying out of shareholder proposals'" related to IDACORP's ordinary business operations (*i.e.*, the process of introducing and presenting shareholder proposals at an annual meeting)).
[12] *See e.g., Mobil Oil Corporation* (February 28, 1990) (proposal seeking a policy that would provide for confidential voting by shareholders, not excludable under Rule 14a-8(c)(7) [the predecessor to Rule 14a-8(i) (7)] where the staff noted "the proposal, including the provision for permanent confidentiality, involves matters of policy beyond the realm of the company's ordinary business operations.").

resolutions seeking approval of executive compensation arrangements or for other purposes, including votes mandated under NYSE rules; (ii) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay advisory votes); and (iii) shareholder resolutions submitted for inclusion in the proxy pursuant to Rule 14a-8 of the Exchange Act.

The Proposal would restrict even some of the most basic and neutral forms of communications between the Company and its shareholders prior to an annual meeting. As discussed in more detail above, the Proposal goes so far as to indicate that the Company could monitor quorum using running tallies, but otherwise restricts the Company from using information potentially subject to the Proposal in connection with solicitation efforts that do not constitute a "proper purpose." As the Proposal seems to recognize, monitoring voting returns to determine whether a quorum will be achieved is one of the most basic and common company tasks with respect to an annual meeting. Likewise, Rule 402.04 of the NYSE Listed Company Manual specifically requires listed companies to solicit proxies for all meetings of shareholders to provide a convenient method of voting, which together with Rule 310.00, suggests that the Company should continue to not only monitor the vote, but solicit votes even after quorum has been achieved.[13] In addition, Rule 14a-6(f) under the Exchange Act recognizes that communications which do no more than request that forms of proxy theretofore solicited be signed and returned are so basic that they need not be filed with the Commission. Nevertheless, because such any such communications would constitute a "solicitation,"[14] it would be prohibited under the Proposal.

The provisions of the entire Proposal interfere with ordinary business matters in a way that is distinct from the more generic confidential voting policies previously addressed by the Staff. Specifically, the Proposal seeks to (1) micromanage the Company's communications with shareholders and (2) impede the Company's ability to participate in a carefully orchestrated voting process among numerous participants, jeopardizing both the transparency and accuracy of a process that is critical to the execution of management's obligation to conduct an annual meeting. This kind of micromanagement of Company decisions, particularly with respect to routine proxy solicitations that are required of management to afford shareholders a convenient method of voting, is exactly what Rule 14a-8(i)(7) precludes.[15]

The Proposal seeks to establish guidelines for Company communications with shareholders that are not limited to non-ordinary business matters.

The Proposal asks for restrictions on the use of information by the Company and, as a result, it could prevent the Company from communicating with shareholders regarding proposals that relate to routine

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[13] See NYSE Listed Company Manual, Sections 310.00 and 402.04.

[14] Rule 14a-1 defines "solicitation" to encompass "Any request for a proxy whether or not accompanied by or included in a form of proxy" and "Any request to execute or not to execute, or to revoke, a proxy."

[15] *See generally General Motors Corporation* (March 15, 2004) (granting relief under Rule 14a-8(i)(7) on the basis that a proposal requesting that GM disclose certain information regarding its solicitation of shareholder votes related to ordinary business operations (*i.e.*, provision of additional proxy solicitation information)); *The Boeing Company* (February 20, 2001) (granting relief under Rule 14a-8(i)(7) on the basis that a proposal "recommending that Boeing include the complete text of shareholder resolutions in "any additional request[s] for shareholder votes," and that Boeing disclose the costs of these requests in its "quarterly and annual report to shareholders" related to ordinary business (*i.e.*, the presentation of additional proxy solicitation expenses in reports to shareholders)); *FirstEnergy Corporation* (February 26, 2001)(granting that "[t]here appears to be some basis for [the] view that FirstEnergy may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (*i.e.*, the presentation of additional proxy solicitation expenses in reports to shareholders)"); *Pacific Telesis Group* (January 30, 1992) (noting that "those decisions by management concerning the presentation of disclosure in a registrant's reports to shareholders as well as the form and content of those presentations are ordinary business matters").

ordinary business matters (i.e., the ratification of auditors, approval of minor Company-proposed amendments to the Company's governing instruments, approval of shareholder proposals, say-on-pay votes) and non-routine significant matters (i.e., significant acquisitions) alike. The Staff has taken the position that a shareholder proposal seeking to establish procedures for communications with shareholders must be limited to non-ordinary business matters to avoid exclusion under Rule 14a-8(i)(7).[16] For example, in 2003 the Staff took this position in *Advanced Fibre Communications, Inc.* (March 10, 2003) and *PeopleSoft, Inc.* (March 14, 2003), with respect to a proposal that requested that the companies establish an "Office of the Board of Directors" to facilitate communications between non-management directors and shareholders. The Staff reasoned that it granted relief with respect to those proposals due to the fact that "the proposals did not limit the nature of the communications to other than ordinary business matters."[17]

The Company actively engages in shareholder communication efforts throughout the year. The Company's discussions with its shareholders typically cover a variety of topics, some of which may be directly or indirectly related to matters that shareholders are being asked to vote upon at an annual meeting. In the case of discussions that relate to matters to be voted upon at an annual meeting, the Company's communications may involve oral solicitations, which would subject such communications to the Proposal. If the Proposal were to be implemented, the Company would not be able to engage in such communications predicated on the preliminary voting information made available to the Company. The Proposal seeks to impose a gag order on the Company during the voting process, and the Proponent Letter goes one step further, essentially restricting any participants from accessing information about the ongoing vote. The Company firmly believes that those communications are mutually beneficial, as they enable the Company to better understand the opinions and concerns of its shareholders while simultaneously permitting shareholders to gain a better understanding of the Company. In addition, the Company's shareholders, including its various shareholder proponents, actively seek this engagement, expressing support for it and at other times demanding it. These discussions are not only routine, they are essential to ensure that the Company's investor relations function and that shareholder support is maintained. Accordingly, the Proposal, if implemented, would undoubtedly inhibit the Company's ability to engage in a routine dialogue with its shareholders regarding ordinary business matters. This provides a basis for the exclusion of the Proposal under Rule 14a-8(i)(7).

III. The Proponent Letter Fails to Rebut the Argument that the Proposal is Materially Vague and Misleading under Rule 14a-8(i)(3)

In addition to the analysis set forth in our December 26 Letter, the Proposal is impermissibly misleading, vague, and indefinite because (1) the Proposal is internally contradictory, (2) it misunderstands and misstates how voting is reported, and (3) it fails to define key terms that, in the absence of definitions, will lead to shareholder confusion and material differences in expectation between the Company and shareholders regarding the actions to be taken if the Proposal were implemented.

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[16] *See* Review of the Proxy Process Regarding the Nomination and Election of Directors (July 15, 2003) (available at: http://www.sec.gov /news/studies/proxyreport. pdf).

[17] The Staff contrasted its position in *Advance Fibre Communications* and *PeopleSoft, Inc.* with its position in *The Kroger Co.* (April 11, 2003), where, according to the Staff, "The Division did not grant a no-action position to Kroger regarding exclusion of the proposal under the ordinary business exclusion, as the proposal limited the nature of the communications to other than ordinary business matters."

The Proposal contains internal contradictions.

The Proposal is excludable because it is internally contradictory when read with its supporting statement and thus is inherently misleading. The Staff consistently has permitted the exclusion of stockholder proposals under Rule 14a-8(i)(3) where the proposals are internally inconsistent so that neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.[18]

The exception in the second paragraph of the Proposal for "solicitations for other proper purposes," is materially misleading because it implies that there is something improper or illicit about the Company's conduct described in the Proposal. As discussed above, the importance of this information and shareholder communication in conducting an accurate and transparent voting process is recognized in the Staff's Proxy Plumbing Release. There is nothing "improper" about receiving running vote tallies, and nothing improper about using them for a variety of purposes, including shareholder communications. The Proposal and the Proponent Letter give the impression that shareholders are voting to stop an extraordinarily abusive practice, when in fact the practice is routine and frequently used by companies primarily for the purpose of conducting a smooth election.

The Proposal also states that voting information "shall not be used to solicit votes." If the Company identifies a possible quorum issue, the only way for the Company to ensure that it achieves quorum is by soliciting votes. The Proposal states "Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes." The "or" in this sentence suggests that the exception has two separate components - one that allows the monitoring of quorum (not necessarily soliciting votes), and a second component that allows a solicitation for "other" proper purposes. Together, these clauses are internally inconsistent and suggest that quorum may be monitored by the Company, but that the Company may not solicit votes in order to achieve quorum.[19] Accordingly, neither the Company nor the shareholders can reasonably be expected to understand how the quorum exception should be implemented.

In addition, the first paragraph of the Proposal contains language indicating that the "enhanced confidential voting requirement should apply to . . . management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for *other purposes*." The language in the second paragraph is not phrased as an exception to the first paragraph, and there is no explanation or elaboration on what may make a solicitation "proper" for purposes of the second paragraph as opposed to a solicitation for any other purpose that is subject to the restrictions under the first paragraph. Thus, the Proposal expressly states that the

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[18] *See Bank of America Corp.* (available March 12, 2013)(concurring in the exclusion of a proposal that requested the formation of a committee to explore "extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of [the company's] businesses."); *Newell Rubbermaid Inc. (available* February 21, 2012) *(concurring with the exclusion of* a proposal under Rule 14a-8(i)(3) where the company argued that the fact that the proposal, which sought to permit stockholders to call special meetings, presented two different standards for determining the number of stockholders entitled to call special meetings, and failed to provide any guidance on how the ambiguity should be resolved, made it impossible to fully understand the effect of implementation); *Verizon Communications Inc. (available* February 21, 2008) (concurring with the exclusion of a proposal attempting to set formulas for short- and long-term incentive- based executive compensation where the company argued that because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal).

[19] As discussed above, Rules 310.00 and 402.04 of the NYSE Listed Company Manual suggest that the Company should continue to not only monitor the votes, but solicit votes even after quorum has been achieved. *See* NYSE Listed Company Manual, Sections 310.00 and 402.04.

requested policy applies, and does not apply, to solicitations other than those specifically mentioned in the Proposal, which creates an internal inconsistency that is not resolved anywhere in the Proposal.

Lastly, the Proposal states on the one hand that "this enhanced confidential voting requirement should apply to . . . proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote," and on the other hand that the "enhanced confidential voting requirement shall not apply to elections of directors." Acting in concert, Delaware General Corporation Law, the Company's Bylaws and the NYSE rules require the Company to submit the election of directors to a shareholder vote. Accordingly, the Proposal is contradictory on its face. The Proposal attempts to address this issue by providing that the confidential voting requirement "shall not apply to the election of directors . . . except at the Board's discretion." However, this language does not resolve the internal inconsistency with the Proposal. Specifically, the Proposal first provides that the confidential voting requirement is mandatory for the election of directors, then later provides that it is optional as it is subject to the Board's discretion. These two standards are clearly in conflict, and the Proposal provides no guidance that would inform shareholders or the Company as to whether the confidential voting requirement is required for the election of directors or whether the Board has discretion as to whether it applies.

The Proposal misunderstands the proxy voting process.

The Proposal can also be excluded because its failure to account for the technical aspects of the actual practice of the proxy voting process is materially misleading. The Proposal's requirement that specified information "shall not be available to management" is, in the context of the proxy solicitation and voting procedures in place in the United States discussed above, so vague and misleading that neither shareholders nor the Board would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. In uncontested proxy solicitations, which at least appear to be the subject of the Proposal, a company is provided an omnibus proxy by Broadridge, as an agent for its bank and broker-dealer clients, which reflects the aggregated voting instructions that it has solicited from a company's beneficial owners. These proxy votes are provided by banks and brokerage firms as part of a complex system of Commission and stock exchange rules, which generally require that they distribute proxy materials to their beneficial owner clients, collect the voting instructions of such clients and vote in accordance with such instructions. Similarly, shareholders of record, who directly own a company's shares in their own name, return their proxies by mail or other means throughout the period from the date the proxy is mailed until the date of the annual meeting. The Proposal suggests that there is some process that can be effected through a Company policy that would control when third parties make their proxy votes available to the Company, and even suggests that, in the context of a single annual meeting, votes on certain proposals must not be available to management and the Board while those on other proposals would be available. However, because the Proposal does not recognize or address the complex voting process and the balance that is needed to ensure a transparent and accurate vote, neither shareholders nor the Company can be reasonably expected to understand what the Proposal requires and likely would have widely differing views on what it would mean to implement the Proposal, rendering the Proposal impermissibly vague and indefinite so as to be inherently misleading.[20]

[20] *See* Fuqua Industries, Inc. (*available* Mar. 12, 1991) (concurring with the exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Proposal fails to define key terms.

The Proposal fails to define key terms that are vital to an understanding of the Proposal. The statements below include key examples of words and phrases that render the Proposal materially vague and indefinite and therefore misleading, and the Staff has previously recognized that uncertainties similar to the ones in the statements outlined below provide a basis for reliance on Rule 14a-8(i)(3).[21]

- *The Proposal references a "running tally of votes for and against" but does not specifically seek action with respect to other voting options.* The Proposal is not clear that it covers all of the voting options available to shareholders, specifically failing to reference abstentions, broker non-votes, or responses to a Company proposal under Rule 14a-21(b) regarding the frequency of the say-on-pay vote. Abstentions or broker non-votes are neither a vote for or against a proposal and therefore are not considered votes cast under Rule 14a-8.[22] Accordingly, the Company could, in compliance with implementation of the Proposal, use information regarding the number of abstentions and broker non-votes received to solicit additional votes. The Proposal's limitation in scope is material to shareholders voting on the Proposal because a company with a high number of broker non-votes or abstentions would likely engage in additional soliciting activities if the required vote was a majority of a company's outstanding shares (and not just the votes for and against).
- *The Proposal fails to define the "proper purpose" that would allow the Company to obtain and use information otherwise permitted by the Proposal.* The Proposal includes an exception, if implemented by any means other than as set forth in our December 26 Letter, providing that the Company may obtain and use information that is otherwise covered by the Proposal to "conduct solicitations for other proper purposes." However, the Proposal fails to define what constitutes a "proper purpose." A "proper purpose" could be the Company using preliminary voting information obtained from its transfer agent or independent proxy solicitor to contact registered shareholders whose proxies were not completed. The same example could also be labeled an improper purpose by some shareholders who believe the Company should not have access to any voting information.
- *The Proposal fails to define the "uncontested matters" that would be the subject of an enhanced confidential voting policy.* The Proposal expressly seeks an enhanced confidential voting policy with respect to "the outcome of votes cast by proxy on uncontested matters" while at the same time excluding the election of directors. The concept of "contested" and "uncontested" elections has typically arisen in the context of director elections, which are typically "uncontested matters" in ordinary course annual meetings, and director election proxy contests, which are typically considered "contested matters." The Proposal appears to expressly exclude director elections from the scope of the Proposal, whether or not such director elections are contested. The Proposal also appears to

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[21] See *Chiquita Brands International* (March 7, 2012) (where a proposal requiring the inclusion of director nominees of shareholders who satisfied Rule 14a-8(b) eligibility requirements but did not describe the specific eligibility requirements was vague and indefinite); *see also Bank of America Corp.*, (March 12, 2013) (proposal requiring a stockholder value committee to explore "extraordinary transactions," defined as transactions that would require shareholder approval, but providing as examples certain transactions that would not require shareholder approval); *AT&T, Inc.* (February 16, 2010) (concurring with an argument that the phrase "[p]ayments . . . used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2" was materially vague and indefinite); *Exxon Mobil Corp.* (March 21, 2011) (concurring with the argument that the phrase "guidelines from the Global Reporting Initiative" was materially vague and indefinite); *Fuqua Industries, Inc.* (March 12, 1991) (granting no action relief where "action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal").
[22] *See* Staff Legal Bulletin 14 (July 13, 2001).

exclude any other "contested proxy solicitations" from the scope of the policy.[23] Ultimately, the Proposal fails to provide any meaningful definition of what is meant by "uncontested matters." All three of the itemized categories specified in the Proposal as supposedly uncontested matters can be and frequently are contested. The third category ("Rule 14a-8 shareholder resolutions included in the proxy") is always contested – if a company agrees with a shareholder's proposal, it simply implements the proposal without the need for a shareholder vote. Once again, an appropriate understanding of the Proposal's limitation in scope is material to shareholders voting on the Proposal because a company contesting a shareholder proposal would likely engage in additional soliciting activities. Accordingly, neither the Company nor any shareholder could reasonably be expected to understand how the Proposal should be implemented without further definition of "uncontested matters."

For all the reasons described above, the Proposal uses inconsistent, ambiguous and undefined language that provides for alternative interpretations, but fails to provide any guidance as to how the inconsistencies and ambiguities should be resolved. Given the importance of the proxy voting process, the different implications of requiring, or not requiring, that the requested policy apply to matters that are either contradictory or otherwise not explicitly enumerated or defined in the Proposal, and the ambiguity as to exactly what can and cannot be done with voting instructions received from stockholders, it is impossible to fully understand what is being requested in the Proposal and how it would be implemented. As a result, the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and if the Proposal were included in the 2014 Proxy Materials, the Company's shareholders voting on the Proposal would not have any reasonable certainty as to the actions or measures upon which they would be voting. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

IV. The Proposal Has Been Substantially Implemented

To the extent the Staff concludes that all or any portion of the Proposal is not an ordinary business matter of the Company or is not impermissibly misleading, vague, and indefinite, the Company continues to assert that the Proposal can be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10). Rule 14a-8(i)(10) does not require exact implementation of the Proposal, but rather substantial implementation.[24]

The Proposal, if implemented as requested by the Proponent, threatens to jeopardize the operation of a complicated proxy voting process (which is designed to serve the objectives of accuracy and transparency) by prohibiting the Company from accessing information about its annual meeting vote at the very time the Company is seeking, under applicable Commission and NYSE rules, to evaluate for the benefit of the shareholders whether the vote is proceeding in an orderly fashion. It would not only be impractical, but also imprudent for the Company to implement the Proposal exactly as suggested. Nevertheless, despite the Company's firm belief that the Proposal interferes with the Company's ordinary business matters and is otherwise misleading vague and indefinite, the Company has made a concerted effort to address the essential

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[23] In the case of the Company, a proper definition of "uncontested matters," as well as clarity on whether the policy is intended to cover director elections, is now of greater importance. On December 5, 2013, the Company announced that it will submit to a vote of its shareholders at its 2014 annual meeting of shareholders a proxy access bylaw that would permit certain eligible shareholders to include a director nominee on the Company's proxy card without having to resort to a more typical contested proxy solicitation.

[24] Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-2009 (August 16, 1983).

objective of the Proposal. As discussed in our December 26 Letter, the Company (1) had previously adopted a Confidential Voting Policy, pursuant to which proxy cards and ballots are kept confidential so as not to identify individual shareholders and are available for inspection only by the independent inspectors of election or vote tabulators, and (2) has recently adopted a Policy on Interim Vote Tallies, authorizing the disclosure of pre-meeting vote tallies to shareholders that are conducting exempt solicitations under the Staff's rules. The Proponent himself concedes that such policy is a positive step in achieving the essential objective of the Proposal, stating "I agree the proposed policy you forwarded would provide a positive step in the direction of leveling the playing field between the Board and dissident shareholders."[25] Given the actual nature, mechanics and complexity of the proxy voting process, the Company has done everything it can to substantially implement the essential objective of the Proposal by adopting its Policy on Interim Vote Tallies and Confidential Voting Policy.

V. Conclusion

For all of the reasons set forth above and in the December 26 Letter, the Proposal may be excluded from the Company's 2014 Proxy Materials pursuant to Rules 14a-8(i)(7), 14a-8(i)(3) and 14a-8(i)(10) and we respectfully request the Staff's concurrence with our views. We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. If you have any questions with respect to this matter, please feel free to contact Mary Louise Weber at (908) 559-5636 or me at (404) 581-8967.

Sincerely,

Joel T. May
Jones Day

cc: Mary Louise Weber, *Verizon Communications Inc.*
Robert A. Rehm
Cornish F. Hitchcock

[25] *See* Proponent Letter at 3-4 (citing letter, dated December 13, 2013, from Mr. Rehm to Ms. Weber).

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

20 January 2014

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By Electronic mail

Re: Shareholder proposal to Verizon Communications Inc. from Robert A. Rehm

Dear Counsel:

I write on behalf of Robert A. Rehm in response to the letter from counsel for Verizon Communications Inc. ("Verizon" or the "Company") dated 26 December 2013 ("Verizon Letter") in which Verizon advises that it intends to omit Mr. Rehm's resolution from the Company's 2014 proxy materials. For the reasons set forth below, we respectfully ask the Division to deny the requested no-action relief.

The Proposal

The resolution proposes a policy whereby interim proxy voting results ("including a running tally of votes for and against") would neither be available to management or the board of directors, nor used to solicit votes, prior to the annual meeting. The resolution states:

> RESOLVED: The shareholders of Verizon, Inc. urge the Board to adopt a policy that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes.
>
> This enhanced confidential voting requirement should apply to (i) management-sponsored or Board-sponsored resolutions seeking approval of executive compensation arrangements or for other purposes, including votes

mandated under NYSE rules; (ii) proposals required by law, or the Company's Bylaws, to be voted on by shareholders (*e.g.*, say-on-pay advisory votes); and (iii) shareholder resolutions submitted for inclusion in the proxy pursuant to SEC Rule 14a-8.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes.

Verizon argues that the resolution may be omitted from the Company's 2014 proxy materials under Rule 14a-8(i)(10) because the proposal has been substantially implemented and under Rule 14a-8(i)(3) because the proposal is "so inherently vague and indefinite" that it is materially false and misleading in violation of Rule 14a-9. Under Rule 14a-8(g), Verizon bears the burden of demonstrating why Mr. Rehm's proposal may be excluded. As we explain below, Verizon has not sustained its burden, and the request for no-action relief should be denied.

<u>The Resolution has Not Been Substantially Implemented.</u>

Verizon's "substantially implemented" argument rests on the assertion that "the Company has previously adopted a confidential voting policy" such that "proxy cards and ballots are kept confidential *so as not to identify individual shareholders* and are available for inspection only by the independent inspectors of election or vote tabulators." *Verizon Letter*, at 2-3 (emphasis added). We fail to see how Verizon's longstanding and extremely common adherence to a secret proxy ballot is relevant here. The first sentence of both the resolution and the supporting statement make it crystal clear that the proposal relates to access to interim voting results *in the aggregate* – and not to how individual shareholders have voted. The first sentence of the resolution, reproduced in full just above, proposes that "the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes." The first sentence of the supporting statement makes an even more explicit distinction between existing secret ballot protections and the proposed limits on access to interim vote tallies:

> Although "confidential voting" rules guarantee a secret ballot, unlike governmental elections, corporate officers are able to monitor voting results and take active steps to influence the outcome – even on matters, such as ratification of stock option and other executive compensation plans, where they have a direct personal stake in the outcome.

Verizon then makes the even more implausible claim that the Company's new *Policy on Interim Vote Tallies* "substantially implements the underlying concerns and essential objective of the Proposal." *Verizon Letter*, at 5.[1] We are told that this new *Policy*, together with Verizon's longstanding secret ballot policy "together constitute 'substantial implementation' of the Proposal because they operate to level the playing field on certain shareholder votes consistent with the essential objective of the Proposal." Although Verizon repeatedly asserts that Mr. Rehm's "essential objective" is to "level the playing field" between the board and any shareholders who are conducting an exempt solicitation, that is not so. In fact, Mr. Rehm advised Verizon's corporate secretary two weeks prior to the date of Verizon's no-action request that the intent of his proposal is not to continue but to entirely prohibit management access to pre-meeting vote tallies – a difference that is also obvious from a plain reading of the proposal and a comparison of it with Verizon's contradictory *Policy on Interim Vote Tallies.*

On 5 December 2013, Verizon's Assistant General Counsel, Mary Louise Weber, sent an e-mail to Mr. Rehm suggesting that he withdraw his proposal if Verizon adopted a "Policy Regarding Pre-Meeting Vote Tallies." Ms. Weber stated:

> We are aware that last proxy season Broadridge changed its long-standing policy of providing pre-meeting vote tallies to clients who use Broadridge's services to conduct an exempt solicitation. Would you be willing to withdraw your shareholder proposal if the Company were to adopt a policy to the following effect?

Her e-mail attached a preliminary version of the Company's *Policy on Interim Vote Tallies.*

On 13 December 2013 Mr. Rehm sent Ms. Weber an e-mail rejecting the offer. He explained that the objective of his proposal is *not* to "level the playing field" as to a relatively small number of proxy items opposed by an exempt solicitation via Broadridge – by giving the opponents access to interim tallies as well – but generally to *prohibit access to pre-meeting vote tallies*, particularly with respect to the far larger number of voting items where the board does not face opposition in the form of an exempt solicitation (*e.g.*, ratification of executive pay arrangements). Mr. Rehm explained why Verizon's proposed policy is not responsive to the objective of his proposal, particularly since it applies to only a tiny subset of proxy voting items and does not limit in any way management access to pre-meeting tallies, or its ability to use its insider information to engage in targeted solicitations. Mr. Rehm added:

> I agree the proposed policy you forwarded would provide a positive step in the direction of leveling the playing field between the Board and dissident share-

[1] Verizon's *Policy on Interim Vote Tallies* is available at http://www.verizon.com/investor/selectedpolicies.htm.

> holders. **However, its scope is far narrower than the problem my proposal seeks to address.** While there are certainly cases where a well-funded proponent, with equal access to interim vote tallies, could use those tallies to mount a more effective campaign to persuade shareholders, **there are a far larger number of voting matters (e.g., say-on-pay or golden parachute ratification votes) where there is no shareholder or group of shareholders willing or able to compete with the company's targeted solicitation campaign.** As my Supporting Statement observes, The Yale Law School study based its conclusion "on more than 13,000 management-sponsored resolutions over a seven-year period, a majority of which related to approval of executive compensation," where management has both a conflict of interest and rarely has well-resourced opposition from shareholders.
>
> Although I agree that Verizon's proposed policy would be preferable to the status quo in a limited number of situations, such as a "vote no" campaign by a well-resourced shareholder or group of shareholders, **the proposed policy does not address the fundamental principal-agent problem, nor the personal conflict of interest, that is created when management enjoys both an information asymmetry and unlimited access to corporate resources to lobby for (or against) approval of compensation arrangements or other policies put up for a vote of the owners.**

Robert Rehm, Reply E-mail to Mary L. Weber, Assistant General Counsel, Verizon (13 December 2013) (emphasis added).

Mr. Rehm then proposed a "counter-offer" that made it even more abundantly clear that Verizon's proposed "level playing field" policy did not come close to addressing the underlying concerns and objectives of his shareholder proposal:

> I would like to suggest a counter-offer: Rather than give both management and shareholders paying for a solicitation access to interim vote tallies via Broadridge, I believe **it would be a cleaner, clearer and more sound policy to prohibit *any* access to pre-meeting vote tallies of yeas and nays by *either* the Company *or* shareholders.** I suggest that the Company adopt such a policy, but qualified with an exception that permits the Company to monitor the number of votes cast for the purpose of achieving a quorum.

Id. (emphasis added). Verizon did not respond, but instead sought no-action relief and repeated the "level playing field" argument that Verizon knows is not accurate.

Perhaps more importantly, though, the "level playing field" argument is rebutted by the text of the proposal itself. Verizon's *Policy on Interim Vote Tallies* does not place *any* limit at all on management or board access to pre-meeting vote tallies or on their ability to use these tallies to engage in targeted solicitation efforts. In contrast, under Mr. Rehm's resolution the "running tally of votes for and against shall not be available to management or the Board and shall not be used to solicit votes."

As Verizon's *Policy on Interim Vote Tallies* states: "Historically, Broadridge . . . has distributed interim voting reports to companies and to third parties with respect to . . . their respective proxy solicitations. *Verizon intends for that practice to continue . . .*". *Verizon Letter*, at 3. To the contrary, Mr. Rehm's resolution very clearly intends for this practice to stop. Under Verizon's *Policy*, management's unfettered access to pre-meeting vote tallies and the ability to conduct targeted solicitations using corporate resources will continue. Under Mr. Rehm's resolution, this management practice would end.

Moreover, even if Verizon's "level playing field" policy did limit board access to pre-meeting vote tallies, it applies only to proxy voting items that face a funded exempt solicitation by dissidents via Broadridge (*e.g.*, a "vote no" campaign aimed at one or more candidates for the Board). Only a fraction of proxy voting items at Verizon and at most public companies are subject to exempt solicitations by dissident shareholders. In contrast, Mr. Rehm's proposal is aimed very explicitly at the full range of voting items, particularly company-sponsored proposals to ratify executive pay packages and policies, very few of which are subject to opposition from some well-funded solicitation campaign. The resolution states:

> This enhanced confidential voting requirement should apply to (i) management-sponsored or Board-sponsored resolutions seeking approval of executive compensation arrangements or for other purposes, including votes mandated under NYSE rules; (ii) proposals required by law, or the Company's Bylaws, to be voted on by shareholders (*e.g.*, say-on-pay advisory votes); and (iii) shareholder resolutions submitted for inclusion in the proxy pursuant to SEC Rule 14a-8.

In short, it is difficult to imagine a shareholder proposal that would be more diametrically opposed to Verizon's current policy and practice – and yet Verizon opines that somehow its policy aimed at maintaining management access to pre-meeting vote tallies has "substantially implemented" a proposal aimed at prohibiting that same practice. Verizon's *Policy* authorizes management access to pre-meeting vote tallies in all cases; Mr. Rehm's proposal prohibits management access to pre-meeting vote tallies in all cases.

<u>The Resolution is Not Impermissibly Vague and Indefinite.</u>

The Company's burden in relying on Rule 14a-8(i)(3) is to demonstrate that "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . .". Division of Corporation Finance, *Staff Legal Bulletin No. 14B (CF)*, Part A (2004). Verizon fails to meet this burden.

Verizon's central argument is that shareholders will mistake this resolution for a proposal to maintain the confidentiality of how individual shareholders voted. Specifically, Verizon asserts that the proposal's "title and repeated characterization of an 'enhanced confidential voting requirement' wrongly implies that the Company does not already have a policy adopting such confidentiality safeguards."

First, as to the title (*Confidential Voting on Uncontested Proxy Matters*), it is disingenuous for Verizon to claim that this or any title will materially mislead shareholders since Verizon does not print the proposed titles of shareholder proposals in its proxy statement.[2] Unless Verizon can advise the Division that the Company will reverse this longstanding practice for the 2014 proxy materials, shareholders will never see the title (which, in any event, is not misleading).

Second, with respect to the phrase "enhanced confidential voting requirement," no reasonable shareholder reading the entire proposal could possibly mistake it for a secret ballot proposal. The most obvious reason, as noted above, is that the first sentence of the supporting statement explicitly explains why this "*enhanced*" confidentiality for interim voting tallies is needed *in addition to* Verizon's existing "rules guarantee[ing] a secret ballot":

> Although "confidential voting" rules guarantee a secret ballot, unlike governmental elections, corporate officers are able to monitor voting results and take active steps to influence the outcome – even on matters, such as ratification of stock option and other executive compensation plans, where they have a direct personal stake in the outcome.

The entire proposal focuses on the problem of management access to aggregate vot-

---

[2] For example, Jack and Ilene Cohen submitted a proposal for the 2013 proxy statement that they titled *Shareholder Ratification of Executive Severance Packages*. After failing to obtain no-action relief, *Verizon Communications Inc.* (18 January 2013), *reconsideration denied (*12 March 2013), Verizon published the proposal in its proxy (at 31), but with no title. Verizon did list the Cohens' proposal in the proxy statement's table of contents, but used a completely different title that Verizon itself drafted (*Severance Approval Policy*). Thus, to the extent that the Rehm proposal will be identified in the 2014 table of contents, any title would be at Verizon's discretion.

ing results prior to the annual meeting (the "running tally of votes for and against") and says nothing to suggest the problem is related to the confidentiality of how individual shareholders voted.

Indeed, even if we assume a shareholder does not read the supporting statement, Verizon's argument is only plausible if a substantial number of shareholders are unaware that the Company already protects the confidentiality of the votes cast by individual shareholders. But there is little chance that shareholders are unaware that their vote is confidential. In addition to the fact that basic confidentiality for individual shareholders has been in place at Verizon for many years, Verizon's counsel concedes that the Company's secret ballot policy is disclosed and explained each year in the Company's proxy statement:

> *The Company's definitive proxy statement for 2013 [. . .] discloses* this Confidential Voting Policy in the Voting Procedures and Related Matters section on page 68, stating specifically that *the Company's policy is "to maintain the confidentiality of proxy cards, ballots and voting tabulations that identify individual shareholders,* except where disclosure is required by law and in other circumstances."

Verizon Letter, at 2-3 (emphasis added).

Although shareholders are clearly aware that their own vote is confidential, many will be surprised to learn (as Mr. Rehm was) that management can monitor "the running tally of votes for and against" and thereby calibrate the scope and intensity of a company-financed targeted solicitation to ensure, for example, that company-proposed executive compensation policies are approved by at least a narrow margin (as the Yale Law School study cited in the Supporting Statement demonstrates statistically). The proposal makes it perfectly clear that it is proposing to "enhance" Verizon's existing confidential voting by adding a restriction on management and Board access to interim voting tallies during the voting period prior to the annual meeting.

Verizon's counsel argues next that the proposal is false and misleading because "shareholders may not understand that the proposal does not truly create a level playing field because it only limits management's access to these tallies and not the access of any other parties who may also be soliciting shareholders." This argument is unpersuasive for several reasons:

First, the argument rests on the false premise that Mr. Rehm's objective is a "level playing field" with respect to the relative handful of proxy matters that are the subject of an exempt solicitation. However, as demonstrated in the section above, Proponent's primary focus is on the vast majority of proxy matters that are *uncontested.* The proposal's objective is not a "level playing field," as Verizon defines it, since most voting items have no organized (and funded) opposition. The proposal is aimed at prohibiting management from monitoring and using interim voting results for any purpose other than achieving a quorum.

Second, the proposal does not limit the Company's discretion to deny "other parties" access to interim voting results. Verizon's *Policy on Interim Vote Tallies* states that the Company must "authorize" Broadridge to release interim voting results to parties conducting an exempt solicitation. *Verizon Letter*, at 3. If Mr. Rehm's proposal is adopted, the board of directors could decide to revise this policy and maintain a "level playing field" by denying *all parties* access to interim voting tallies. That would be both preferable to Mr. Rehm (as stated in his e-mail to the company, quoted *supra*, at 4) and completely within the discretion of the Board.

Third, Verizon's opinion that shareholders should care most about a "level playing field" characterized by mutual access to interim voting results (albeit, subject to Verizon's permission) is a matter of opinion that management should most appropriately express in its statement of opposition in the proxy statement.

Verizon's final argument amounts to a policy consideration that is both inaccurate and irrelevant, namely, to wit: "If the Proposal were to be implemented, the Company's management would not be in a position to announce the preliminary results of the vote at the annual meeting." *Verizon Letter*, at 6. The proposal does not refer at all to how and when proxy voting results are announced. Nor should it, since the issue is irrelevant to the substance of the proposal. The proposal leaves this matter to the discretion of the board.

Moreover, the suggestion that Mr. Rehm's proposal would preclude announcing preliminary results at the annual meeting lacks credibility. First, and only two paragraphs prior to this assertion, Verizon states that to protect shareholder privacy, "the Company has appointed independent inspectors of elections to oversee the tabulation of votes at its annual meeting for well over ten years." *Verizon Letter*, at 6. Second, the text of Mr. Rehm's proposal is that the proposed policy would apply only "prior to the Annual Meeting." Verizon does not state why those same "independent inspectors" who have tabulated the vote and who attend the annual meeting could not simply announce the preliminary results at the meeting once the shares have been voted.

<u>Conclusion.</u>

Verizon has failed to carry its burden of demonstrating that the proposal has been substantially implemented and therefore excludable under Rule 14a-8(i)(10), or that the proposal is materially false and misleading in violation of Rule 14a-9 and therefore excludable under 14a-8(i)(3). Accordingly, we respectfully ask you to advise Verizon that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if any additional information would be helpful.

Very truly yours,

Cornish F. Hitchcock

Cc: Joel T. May, Esq.
Mary Louise Weber, Esq.

JONES DAY

1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053

TELEPHONE: +1.404.521.3939 • FACSIMILE: +1.404.581.8330

DIRECT NUMBER: (404) 581-8967
JTMAY@JONESDAY.COM

JP219180 December 26, 2013

Via Email (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 205049

Re: Verizon Communications Inc. – Exclusion of Shareholder Proposal Entitled "Confidential Voting on Uncontested Proxy Matters"

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation (the "Company"), requesting confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission, if, in reliance upon Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company omits from its proxy materials for its 2014 annual meeting of shareholders (the "2014 Proxy Materials") the enclosed shareholder proposal entitled "Confidential Voting on Uncontested Proxy Matters" and supporting statement (together, the "Proposal") submitted by Robert A. Rehm (the "Proponent").

The Company plans to file its definitive proxy statement with the Commission on or after March 17, 2014. Pursuant to Rule 14a-8(j) under the Exchange Act, we are submitting this letter not less than 80 calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission and have concurrently sent copies of this correspondence to the Proponent. A copy of the Proposal and the cover letter submitting the Proposal are attached as an exhibit hereto. Pursuant to the guidance provided in Staff Legal Bulletin No. 14F (October 18, 2011), we request that the Staff provide its response to this request to Mary Louise Weber, Assistant General Counsel, Verizon Communications Inc., at mary.l.weber@verizon.com and to the Proponent at

The Company has concluded that (1) the Proposal may be properly omitted from the 2014 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(10) as the Proposal has been substantially implemented by the Company and (2) the Proposal may be excluded pursuant to the provisions of Rule 14a-8(i)(3) as the Proposal is materially false and misleading.

ATI-2589064v5

I. The Proposal

The Proposal is entitled "Confidential Voting on Uncontested Proxy Matters." The Proposal sets forth the following resolution for inclusion in the 2014 Proxy Materials:

> "**RESOLVED:** The shareholders of Verizon, Inc. urge the Board to adopt a policy that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes.
>
> This enhanced confidential voting requirement should apply to (i) management-sponsored or Board-sponsored resolutions seeking approval of executive compensation arrangements or for other purposes, including votes mandated under NYSE rules; (ii) proposals required by law, or the Company's Bylaws, to be voted on by shareholders (e.g., say-on-pay advisory votes); and (iii) shareholder resolutions submitted for inclusion in the proxy pursuant to SEC Rule 14a-8.
>
> This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes."

A copy of the Proposal, including the supporting statement, and the cover letter are attached to this letter as Exhibit A.

II. Grounds for Exclusion of the Proposal

A. *The Proposal Has Been Substantially Implemented By The Company*

The Company believes it may exclude the Proposal as "substantially implemented" under Rule 14a-8(i)(10) because the Company has previously adopted a confidential voting policy (the "Confidential Voting Policy") and, in response to the Proposal, adopted a policy regarding pre-meeting vote tallies that compares favorably with the guidelines and essential objective of the Proposal (the "Policy on Interim Vote Tallies"). The Company's Policy on Interim Vote Tallies is available in full for the public on the Company's website at the following website address:
http://www.verizon.com/investor/selectedpolicies.htm.

The Company has previously adopted its Confidential Voting Policy regarding the confidentiality of proxy cards, ballots and voting tabulations that identify individual shareholders. The Company's definitive proxy statement for 2013 (the "2013 Proxy Statement") discloses this Confidential Voting Policy in the Voting Procedures and Related Matters section on page 68, stating specifically that the Company's policy is "to maintain the confidentiality of proxy cards, ballots and voting tabulations that identify individual shareholders, except where disclosure is required by law and in other limited circumstances."[1] This statement regarding the Company's Confidential Voting Policy for votes has been in the Company's proxy statement for more than ten years. Pursuant to the current Confidential Voting Policy, proxy cards and ballots are kept confidential so as not to identify individual shareholders and are available for inspection only by the independent inspectors of election or vote tabulators. Only in very limited circumstances, such as when the results of an election have been contested, would proxy cards and ballots not be kept confidential.

In addition to the Confidential Voting Policy, the Company has adopted the Policy on Interim Vote Tallies authorizing the disclosure of pre-meeting vote tallies to shareowners that are conducting exempt solicitations under the Commission's rules. Specifically, the Policy on Interim Vote Tallies states the following:

> "When it comes to access to interim voting information, Verizon is committed to maintaining a level playing field between the Company and shareholders conducting exempt solicitations. Historically, Broadridge Financial Solutions, Inc. ('Broadridge') has distributed interim voting reports to companies and to third parties with respect to the specific matters that are the subject of their respective proxy solicitations. Verizon intends for that practice to continue based on the following guidelines:
>
> In response to a written request to Verizon's Corporate Secretary from a Qualifying Shareholder, the Company will authorize and direct Broadridge to provide, consistent with its historical practice, non-public interim voting tallies to the Qualifying Shareholder with respect to the specific matter or matters that are the subject of the shareholder's exempt solicitation.
>
> A Qualifying Shareholder must sign a confidentiality agreement in a form acceptable to Broadridge and the Company before any voting information will be released.
>
> For purposes of this policy, a 'Qualifying Shareholder' is a shareholder of the company who has conducted an exempt solicitation directed to holders of at least 50% of the outstanding shares of common stock of the Company with respect to one or more nominees for election to the board of directors, or one or more specific matters that are voting items at the Company's annual meeting of shareholders."

The Company has already discussed the Policy on Interim Vote Tallies with Broadridge and Broadridge has confirmed that, if expressly authorized and directed by the Company, it is willing to release non-public interim voting reports under these circumstances. The Policy on Interim Vote Tallies permits shareholders who are conducting an exempt solicitation of proxies from holders of at least 50% of the outstanding shares of the Company's common stock for director elections or other matters at the

---

[1] 2013 Proxy Statement, filed on Form DEF 14A on March 18, 2013.

annual meeting to receive interim voting reports on the matter specific to the shareholder's proxy solicitation; provided that the shareholder is willing to sign a confidentiality agreement. The Policy on Interim Vote Tallies effectively provides any shareholder conducting a meaningful exempt solicitation the ability to obtain the same information that is otherwise available to the Company.

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal if it has already been substantially implemented by the company. This standard reflects the Staff's interpretation of the predecessor rule allowing the omission of a "moot" proposal. In order to properly exclude a stockholder proposal under the predecessor to item (i)(10) as "moot," the proposal does not have to be "fully effected" by the company so long as the company can show that it has been "substantially implemented."[2] The Staff has noted that "a determination that a company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."[3] In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective.[4] Other Staff guidance has also established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Rather, differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective.[5] Indeed proposals have been considered "substantially implemented" where the company has implemented part but not all of a multifaceted proposal. In *Columbia/HCA Healthcare Corp.* (February 18, 1998), the Staff allowed the exclusion of a proposal after the company took steps to partially implement three of four actions requested by the proposal.

In this case, the Company believes the Proposal's essential objective is to level the playing field so that those shareholders conducting an exempt solicitation are not at a real or perceived informational disadvantage regarding the incoming vote. To accomplish this objective, the Proposal seeks to prohibit management from accessing any running tally of votes on uncontested matters in all circumstances other than director elections or contested proxy solicitations. In this regard, the Proposal suggests that the Company's ability to monitor voting purportedly affords management greater influence over the outcome of the vote.

---

[2] Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-20091 (August 16, 1983) (the "1983 Release").

[3] *Texaco, Inc.* (March 28, 1991).

[4] *See, e.g., Anheuser-Busch Cos., Inc.* (avail. January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006) ; *Talbots Inc.* (April 5, 2002).

[5] *Masco Corp.* (March 29, 1999) (permitting exclusion of a proposal because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms); *see also Entergy, Inc.* (January 31, 2006); *Hewlett-Packard Co.* (December 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting).

The Company's Policy on Interim Vote Tallies and Confidential Voting Policy together constitute "substantial implementation" of the Proposal because they operate to level the playing field on certain shareholder votes consistent with the essential objective of the Proposal. The Proponent notes in the supporting statement to the Proposal that "corporate officers are able to monitor voting results" while soliciting shareholders are not. The Company does not believe it is practical or prudent to prohibit the Company from accessing any voting tallies under the circumstances specified in the Proposal. In contrast, the Policy on Interim Vote Tallies provides all parties involved in a meaningful exempt solicitation with access to the same vote tallies and information regarding the incoming vote, while the Company's Confidential Voting Policy provides that shareholder identities are confidential with regard to proxy cards, ballots and voting tabulations. Accordingly, the combination of the Confidential Voting Policy and the new Policy on Interim Vote Tallies compares favorably with the guidelines of the Proposal and substantially implements the underlying concerns and essential objective of the Proposal.

Based on the considerations discussed above, the Company believes that the Proposal may be omitted from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented by the Company.

B. The Proposal is Materially False and Misleading

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9 which prohibits materially false and misleading statements in proxy materials. The Staff has recognized in Staff Legal Bulletin No. 14B (September 15, 2004) that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In applying the inherently vague and indefinite standard, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal."[6]

To the extent the Staff concludes that all or any portion of the Proposal has not been substantially implemented, the Company believes that the Proposal may be properly omitted from the 2014 Proxy Materials because, when applied to the Company, it is materially false and misleading in violation of Rule 14a-9. The Proposal is titled "Confidential Voting on Uncontested Proxy Matters." "Confidential

[6] See *Fuqua Industries, Inc.* (March 12, 1991). *See also Global Entertainment Holdings/Equities, Inc.* (July 10, 2003) (permitting omission of a proposal that Board adopt an "action plan" which "accounts" for past sale of a business and resulting licensing arrangements, because it was vague and indefinite); and *Johnson & Johnson* (February 7, 2003) (permitting omission of a shareholder proposal that called for a report on the company's "progress with the Glass Ceiling Report", but did not explain the substance of the report).

voting" is a term that has been used in shareholder proposals since the mid-1990s to refer to policies that require confidentiality during all corporate elections for all proxies, ballots and voting tabulations that identify how shareholders vote.[7] These types of shareholder proposals have typically also required the inspectors of election to be independent and not employees of the company.[8] As discussed above in Section II.A., the Company has had a Confidential Voting Policy in place for the past ten years regarding the confidentiality of proxy cards, ballots and voting tabulations that identify individual shareholders. In addition, the Company has also appointed independent inspectors of elections to oversee the tabulation of votes at its annual meeting for well over ten years. The Proposal is materially false and misleading since its title and repeated characterization of an "enhanced confidential voting requirement" wrongly implies that the Company does not already have a policy adopting such confidentiality safeguards.

The Proposal specifically references an "enhanced confidential voting requirement" and "confidential voting rules" that go far behind the action sought by almost all other confidential voting shareholder proposals. In fact, the Proposal is seeking something completely different than otherwise indicated by the title and various statements referencing a "confidential voting requirement." The Proposal does not ask to keep ***shareholder information confidential***, but instead asks the Company to adopt a policy that prior to any annual meeting, ***management and the board of directors*** are restricted from any access to running vote tallies and are not allowed to use such tallies to solicit votes. In other words, the Proposal actually concerns the topic of access to pre-meeting vote tallies, not confidential voting for shareholders. In addition, the Proposal only seeks to limit the Company's access to pre-meeting vote tallies, not the access to such tallies of any other participants who may be engaged in a proxy solicitation. Shareholders voting on the Proposal may believe that they are voting for a proposal to keep their voting information confidential when, in fact, they are voting for a proposal to limit management's ability to monitor pre-meeting vote tallies that do not identify individual shareholders. Moreover, shareholders voting on the Proposal may not understand that the Proposal does not truly create a level playing field because it only limits management's access to these tallies and not the access of any other parties who may also be soliciting shareholders.

Finally, the Proposal is misleading because it wrongly implies that management only uses pre-meeting vote tallies to influence the vote in favor of management's proposals. In fact, one of the primary purposes of obtaining interim voting reports prior to any annual meeting is to ensure the orderly conduct of that meeting. If the Proposal were to be implemented, the Company's management would not be in a position to announce the preliminary results of the vote at the annual meeting. In the Company's experience, the vast majority of shareholders who attend the meeting have a great interest in hearing the preliminary results of a vote at the annual meeting.

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[7] *See* 2008 Background Report: Confidential and Cumulative Voting, RiskMetrics Group (now known as Institutional Shareholder Services), available at http://va.issproxy.com/resourcecenter/publications/Background_Reports/2008/CC_2008.pdf.

[8] *Id.*

For the reasons set forth above, the Company believes the Proposal, when applied to the Company, is materially false and misleading so that the shareholders voting on the Proposal would believe they are voting on a confidentiality provision regarding proxy votes rather than a proposal regarding access to vote tallies. Accordingly, the Proposal should be excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(3).

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Correspondence regarding this letter should be sent to mary.l.weber@verizon.com or please feel free to contact us at jtmay@jonesday.com.

Sincerely,

Joel T. May
Jones Day

Enclosures

cc: Mary Louise Weber, *Verizon Communications Inc.*
Robert A. Rehm

EXHIBIT A

Robert A. Rehm

November 12, 2013

Mr. William L. Horton, Jr.
Senior Vice President, Deputy General Counsel
and Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007

Dear Mr. Horton:

I hereby submit the attached stockholder proposal for inclusion in the Company's next proxy statement, as permitted under Securities and Exchange Commission Rule 14a-8. I intend to present this proposal at the Company's 2014 Annual Meeting.

My resolution, attached to this letter urges the Board of Directors to adopt a policy that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes.

I have continuously held the requisite number of shares of common stock for more than one year. We intend to maintain this ownership position through the date of the 2014 Annual Meeting. I will introduce and speak for the resolution. Proof of my continued ownership of Verizon stock valued at more than $2,000 (currently 5,085 shares) is available on request.

Thank you in advance for including my proposal in the Company's next definitive proxy statement. If you need any further information, please do not hesitate to contact me. My email address is

Sincerely yours,

Robert A. Rehm

Enclosure: Shareholder Proposal (2 pages)

CONFIDENTIAL VOTING ON UNCONTESTED PROXY MATTERS

Robert A. Rehm, , who owns 5,085 shares of the Company's common stock, hereby notifies the Company that he intends to introduce the following resolution for action by the stockholders at the Verizon 2014 Annual Meeting:

RESOLVED: The shareholders of Verizon, Inc. urge the Board to adopt a policy that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes.

This enhanced confidential voting requirement should apply to (i) management-sponsored or Board-sponsored resolutions seeking approval of executive compensation arrangements or for other purposes, including votes mandated under NYSE rules; (ii) proposals required by law, or the Company's Bylaws, to be voted on by shareholders (e.g., say-on-pay advisory votes); and (iii) shareholder resolutions submitted for inclusion in the proxy pursuant to SEC Rule 14a-8.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes.

SUPPORTING STATEMENT

Although "confidential voting" rules guarantee a secret ballot, unlike governmental elections, corporate officers are able to monitor voting results and take active steps to influence the outcome – even on matters, such as ratification of stock option and other executive compensation plans, where they have a direct personal stake in the outcome.

As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern the approval of stock options or other bonus plans) are *overwhelmingly more likely to win a corporate vote by a very small amount than lose by a very small amount* – to a degree that cannot occur by chance."

"The results [data on close proxy votes] indicate that, at some point in the voting process, management obtains highly accurate information about the likely voting outcome and, based on that information, acts to influence the vote," concluded Yale Professor Yair Listokin's 2008 study ("Management Always Wins the Close Ones," the *American Law and Economics Review*).

Professor Listokin based his conclusion on more than 13,000 management-sponsored resolutions over a seven-year period, a majority of which related to approval of executive compensation. While most votes are not close, close votes are won by management at a rate that would "occur by chance less than one in one billion times," Listokin concluded.

The NYSE Listed Company Manual observes that "an increasing number of important corporate decisions are being referred to shareholders for their approval. . . . The Exchange encourages this growth in corporate democracy."

However, we believe "corporate democracy" is distorted if, in close elections, senior executives can influence the outcome of votes on executive compensation by monitoring voting results and using corporate resources to solicit the votes needed to win.

As Professor Listokin concluded, "management's ability to obtain accurate information while voting is still occurring should be stopped because it gives management an important advantage relative to opponents of a resolution."

Please vote FOR this resolution.